Mail Stop 3561

February 18, 2010

R. David Yost
President and Chief Executive Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

      Re: AmerisourceBergen Corporation
             Form 10-K for Fiscal Year Ended September 30, 2009
             Filed November 25, 2009
             File No. 001-16671

Dear Mr. Yost:

      We have completed our review of your filing and have no further comments at this time.

             Sincerely,

             John Reynolds
             Assistant Director